UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 001-36575

MACROCURE LTD.
(Translation of Registrant’s name into English)

25 Hasivim Street
Petach Tikva 4959383, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items being furnished by Macrocure Ltd. (“Macrocure”) in connection with its special general meeting of shareholders (the “Meeting”) which will be held at Macrocure’s offices, located at 25 Hasivim Street Petach Tikva 4959383, Israel, on Wednesday, November 5, 2014 at 3:00 p.m., Israel time:

1.	Exhibit 99.1: Notice and Proxy Statement, each dated October 7, 2014, being mailed to the shareholders of Macrocure in connection with the Meeting.

2.	Exhibit 99.2: Proxy Card being mailed to shareholders of Macrocure for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACROCURE LTD.

Date: October 6, 2014	By:	/s/ Shai Lankry
	Name:	Shai Lankry
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1
Notice and Proxy Statement, each dated October 7, 2014, being mailed to the shareholders of Macrocure in connection with Macrocure’s special general meeting of shareholders that will be held on Wednesday, November 5, 2014

99.2	Proxy Card being mailed to the shareholders of Macrocure for use in connection with Macrocure’s special general meeting of shareholders that will be held on Wednesday, November 5, 2014